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                  [LETTERHEAD OF AMAX GOLD INC. APPEARS HERE]

                                 NEWS RELEASE

FOR IMMEDIATE RELEASE:  July 26, 1994
CONTACT:  MARK LETTES
          (303) 643-5522


            AMAX GOLD INC. ANNOUNCES FINANCING APPROVALS AND PLANS
            ------------------------------------------------------

ENGLEWOOD, COLORADO: AMAX GOLD INC. (NYSE:AU;TSE:AXG) today announced that it has received the approval of the required two-thirds of the non-Cyprus Amax Minerals Company (Cyprus) stockholders for its Double Convertible Line of Credit provided by Cyprus. Also approved was the purchase by Cyprus of 3 million shares of Amax Gold common stock to retire $20.7 million of indebtedness owed by Amax Gold to Cyprus.

     Amax Gold also announced its plans to offer $75 million of convertible preferred stock through Salomon Brothers Inc. and Goldman Sachs & Co., primarily for the development of the Refugio and Fort Knox projects, retirement of debt and general corporate purposes.

     Amax Gold Inc. produces gold in the United States and Chile and explores for gold in the United States, Chile, Panama and Canada and currently is 40% owned by Cyprus Amax Minerals Company. Amax Gold is listed on the New York and Toronto stock exchanges, and Amax Gold warrants trade on the American Stock Exchange under the symbol AUWS and on the Toronto Stock Exchange under the symbol AXGWT.


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